UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                 Amendment No. 1

                           NOTIFICATION OF LATE FILING

                                                 Commission File Number: 0-50944

(Check one):      |X|  Form 10-KSB   |_|  Form 20-F  |_|  Form 11-K
                  |_|  Form 10-QSB   |_|  Form N-SAR

                      For Period Ended:  March 31, 2005
                      |_|    Transition Report on Form 10-K
                      |_|    Transition Report on Form 20-F
                      |_|    Transition Report on Form 11-K
                      |_|    Transition Report on Form 10-Q
                      |_|    Transition Report on Form N-SAR
                      For the Transition Period Ended: _______________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I  -  REGISTRANT INFORMATION

Full Name of Registrant:            Global Resource Corporation
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Former Name if Applicable:
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Address of Principal Executive
Office (Street and Number):  9444 Waples Street, Suite 290
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City, State and Zip Code:  San Diego, California 92121
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PART II  -  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

         |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         |X| (b) The subject annual report, semi-annual report, transition report on Forms 10-KSB, 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         |X| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III  -  NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 11-K, 20-F, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period:

         There will be a delay in filing the Company's Annual Report on Form 10-KSB for the year ended March 31, 2005 because (a) the Company needs additional time to complete the report and (b) the Company's auditors have not been able to complete the audit of the Company's financial statements for the year ended March 31, 2005 as a result of the need for additional documentation as set forth in their statement attached hereto.

PART IV  -  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Marc A. Indeglia, Esq.              (949) 851-4300
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         (Name)                              (Area Code) (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s): [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof: [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Global Resource Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    July 1, 2005           By: /s/ Richard Mangiarelli
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                                    Richard Mangiarelli, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or 32.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

                  [HJ Associates & Consultants, LLP Letterhead]


July 1, 2005

Global Resource Corporation
9444 Waples Street, Suite 290
San Diego, CA 92121


We have been unable to complete the audit of the March 31, 2005 financial statements of Global Resources Corporation in order for the Company to file its Form 10-K on a timely basis. We are waiting on the receipt of an attorney letter as well as additional information from the Company regarding investment valuation. It is our expectation that the audit will be completed in sufficient time for the Company to file its March 31, 2005 Form 10-K on or before July 14th, 2005.


Sincerely,

/s/ HJ Associates & Consultants, LLP

HJ Associates & Consultants, LLP